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                       CANADA LIFE OF AMERICA LETTERHEAD


March 4, 1999


Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:  Canada Life of America Variable Annuity Account 1
     File Number:  333-71193
     CIK Number: 0000851066

Ladies and Gentlemen:

On behalf of Canada Life of America Variable Annuity Account 1, Canada Life Insurance Company of America (the "Company") hereby applies pursuant to Rule 477 under the Securities Act of 1933 for withdrawal of the registration statements filed on January 26, 1999 (File Number: 333-71193) (the "Registration Statements"). The Separate Accounts are registered as unit investment trusts under the Investment Company Act of 1940.

The Company's filing agent, R.R. Donnelley Financial inadvertently filed the Registration Statements under the wrong CIK and CCC codes. Canada Life of America Variable Annuity Account 1 (CIK: 0000851066) filed incorrectly under codes for Canada Life of America Variable Annuity Account 2 (CIK:0000895360). At the request of the Securities and Exchange Commission Division of Investment Management, the Company is filing the Registration Withdrawal Requests for both Registration Statements (File Number: 333-71193).

On the basis of all the foregoing, the Company submits that withdrawal of the Registration Statements is consistent with the public interest and the protection of investors.

Sincerely,

/s/ Elisabeth M. Grano
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Canada Life Insurance Company of America